Dennis Brovarone
Attorney at Law
18 Mountain Laurel Drive
Littleton, CO 80127

May 16, 2005

U.S. Securities and Exchange Commission
Washington, D.C. 20549-0405

Re:	New World Batteries, Inc. Registration Statement on Form 20-F Amendment no. 2 Filed April 29, 2005 File No. 000-51157

Ladies and Gentlemen:

This correspondence has been filed on EDGAR with amendments to the above filing in response to the Staff’s comments of May 11, 2005. The comments have been reproduced for your convenience and our followed by our responses.

Issuance and Price History — Page 28

1.    We note your response to prior comment 7. The Penultimate paragraph on page 28 states “[a]s of fiscal year ended December 31, 2004 and as of March 31, 2005, there were 8,635,172 shares of Class A common stock outstanding.” We further note the fourth numbered paragraph on page 29 refers to the issuance of 60,000,000 not 60,000 shares of Class A common shares. Please revise both of these disclosures or tell us why they are correct.

The disclosures were in error. The number of shares outstanding as of December 31, 2004 was 8,575,173 and as of March 31, 2005 was 8,635,172. The disclosure on page 28 has been revised to state the correct number outstanding on the respective dates. Only 60,000 shares were sold in January 2005, 60,000,000 was an error.

Memorandum and Articles of Incorporation — Page 29

2.     Please clarify your revisions in response to comment 8. For example, it remains unclear whether a quorum could be comprised solely of Class B shareholders.

The discussion of the quorum has been revised to clarify that since the Class A and Class B common stock have equal voting rights, 5% of their combined outstanding could constitute a quorum and that the 5% could consist of solely Class A or Class B shares or a combination of the two.

Taxation — Page 32

3.     Please summarize the tax implication of a “controlled foreign corporation” mentioned on page 35.

Financial Statements — Page F-l

Report of Independent Registered Public Accounting Firm — Page F-l

4    See prior comment 13. We note that the audit report’s conclusion paragraph continues to refer to “the period then ended.” We also note that the consent in Exhibit 10 refers to the year ended December 31, 2004. Please revise and reconcile, as previously requested with the fact that your financial statements are for the period from inception (August 30, 2004) through December 31, 2004.

The Audit Report and Consent have been so revised and reconciled.

Please contact me at the above address, telephone and fax numbers as necessary.

Sincerely,

/s/ Dennis Brovarone
Dennis Brovarone
cc: New World Batteries Inc